Exhibit 99.1

100 University Avenue, 8th floor
Date: April 1, 2015	Toronto ON, M5J 2Y1
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: THE DESCARTES SYSTEMS GROUP INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 28, 2015
Record Date for Voting (if applicable) :	April 28, 2015
Beneficial Ownership Determination Date :	April 28, 2015
Meeting Date :	May 28, 2015
Meeting Location (if available) :	Cambridge, On
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	249906108	CA2499061083

Sincerely,

Computershare
Agent for THE DESCARTES SYSTEMS GROUP INC.